ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 26, 2021	Keith MacLeod T: 617-951-7475 Keith.MacLeod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Chad D. Eskildsen

Re:	PIMCO Flexible Emerging Markets Income Fund
File Nos. 333-254586 and 811-23648

Dear Mr. Eskildsen:

This letter is being filed to respond to the comments received from you on July 14, 2021 on Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Emerging Markets Income Fund (the “Fund”), which was filed with the Securities and Exchange Commission on July 9, 2021.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

FINANCIAL STATEMENTS

1.

Comment: Given how the Fund is accounting for organizational and offering costs, in which the costs are a Fund expense that are then subject to potential waiver/reimbursement by PIMCO, please explain why the Fund’s seed financial statements do not include a Statement of Operations.

Response: The Fund considered this matter and concluded that no Statement of Operations was necessary and believes that providing one would not be material to providing a clear and accurate picture of the Fund’s financial position. However, solely for the purpose of having the Registration Statement declared effective, the Fund will include a Statement of Operations in the Registration Statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:     Wu-Kwan Kit, Esq.

Timothy Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.